Filed by MGI PHARMA, INC.
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: SuperGen, Inc.
Commission File No.: 000-27628

FINAL TRANSCRIPT

Sep. 01. 2005 / 5:15PM, MOGN - MGI PHARMA Conference Call

Conference Call Transcript

MOGN - MGI PHARMA Conference Call

Event Date/Time: Sep. 01. 2005 / 5:15PM ET

Event Duration: N/A

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FINAL TRANSCRIPT

Sep. 01. 2005 / 5:15PM, MOGN - MGI PHARMA Conference Call

CORPORATE PARTICIPANTS

Jennifer Davis

MGI PHARMA, Inc.- Director IR and Corporate Communications

Lonnie Moulder

MGI PHARMA, Inc.- President, CEO

Dr. Jim Manuso

SuperGen, Inc. - President, CEO

CONFERENCE CALL PARTICIPANTS

Chris Raymond

Analyst

Geoff Meacham

Analyst

Vinny Jindal

Analyst

Tom Malley

Analyst

Jason Zhang

Analyst

Elmer Piros

Analyst

Eric Ende

Analyst

Lucy Lu

Analyst

Larry Blumberg

Analyst

Philip Gross

Analyst

Vinay Thapar

Analyst

Howard Liang

Analyst

Ron Ellis

Analyst

David Sand

Analyst

John Orrico

Analyst

Fariba Ghodsian

Analyst

Michael Myer

Analyst

Wyell Blazumski

Analyst

Yaron Werber

Analyst

Mike Paglich

Analyst

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FINAL TRANSCRIPT

Sep. 01. 2005 / 5:15PM, MOGN - MGI PHARMA Conference Call

PRESENTATION

Operator

Thank you for holding. Welcome to the MGI PHARMA and SuperGen conference call to discuss the approvable letter received for Dacogen injection. At this time, all participants are in listen-only mode. There will be a question-and-answer session following the presentation. Please be advised that this call is being recorded at MGI PHARMA and SuperGen’s request.

Now, I would like to introduce Jennifer Davis, Director of Investor Relations and Corporate Communications at MGI PHARMA. Please go ahead.

Jennifer Davis - MGI PHARMA, Inc. - Director IR and Corporate Communications

Thank you, operator and good afternoon, everyone. Welcome to MGI PHARMA’s conference call to discuss the approvable letter received for Dacogen injection. I’m Jennifer Davis, Director of Investor Relations and Corporate Communications at MGI PHARMA. With me on today’s call are Lonnie Moulder, President and Chief Executive Officer of MGI PHARMA; Dr. Jim Manuso, President and Chief Executive Officer of SuperGen; Jim Hawley, Senior Vice President and Chief Financial Officer of MGI PHARMA; Dr. John MacDonald, Senior Vice President of Research and Development of MGI PHARMA; and Dr. Audrey Jakubowski, Chief Regulatory and Quality Officer of SuperGen.

We hope you’ve all had a chance to review the news release we issued this afternoon which we will discuss during this call, and then we’ll open it up for questions. I want to remind you that entering this conference call, we will make forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These may include statements regarding intent, beliefs or current expectations of the companies and/or management. These forward-looking statements are not guarantees of future performance, and involve a number of risks and uncertainties that may cause the Companies’ actual results to differ materially from the results discussed in these statements. Factors that might cause such differences and other risks and uncertainties are detailed in the Companies’ filings with the Securities and Exchange Commission, including our most recently filed Forms 10-K and 10-Q. The information in this conference call related to projections or other forward-looking statements represents the Companies’ best judgment as of today, September 1, 2005.

While a recording of this call will be made available on both the MGI PHARMA and SuperGen corporate websites for a limited period of time, we do not assume a duty to update any of these forward-looking statements to conform them to actual results.

Now that I have covered these items, I will turn the call over to MGI PHARMA’s President and Chief Executive Officer, Lonnie Moulder. Lonnie?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

Thanks, Jen. Hello, everyone. Thank you for joining our conference call today. This afternoon, MGI PHARMA and SuperGen issued a news release announcing that we have received an approvable letter from the FDA for Dacogen injection.

During this call, we’ll briefly discuss the approvable letter and the activities under way to provide the FDA with the information they have requested. I’ll then turn the call over to Dr. Jim Manuso, President and CEO of SuperGen for his comments. Finally, I’ll make some concluding remarks and we’ll open up the call for Q&A.

First, we are very pleased that the FDA has based its approvable letter decision on the overall response rate endpoints, which includes the clinical benefit of transfusion independence in this patient population. Dacogen injection is approvable pending the completion of a requested analysis of transfusion data from the Phase 3 trial of Dacogen injection, submission of certain other information, and subsequent labeling discussions. MGI PHARMA and SuperGen intend to conduct the analysis as promptly as possible in order to fulfill the requirements for final approval, and we expect that we can provide this information to the FDA early in the fourth quarter.

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Sep. 01. 2005 / 5:15PM, MOGN - MGI PHARMA Conference Call

We’re confident that we can fulfill the agency’s request, and we look forward to making Dacogen injection available to health-care providers and their patients with MDS.

Let me now turn the call over to Jim Manuso, President and CEO of SuperGen. Jim?

Dr. Jim Manuso - SuperGen, Inc. - President, CEO

Thanks very much, Lonnie. First and foremost, I would like to echo Lonnie’s comments on both the FDA’s review and our collective commitment to completing the requested work in a very rapid fashion. Additionally, I’d like to add my thanks to both the SuperGen and MGI PHARMA teams that have worked so diligently to advance Dacogen injection to the point of an approvable letter. We’re very pleased with this result, and with that, I’ll turn the call back to Lonnie.

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

Thanks, Jim. One year ago today, MGI PHARMA announced three transactions. We licensed the worldwide rights to Dacogen injection from SuperGen. We acquired Zycos and added ZYC101a to our pipeline. We acquired Aesgen, which brought Saforis oral suspension to MGI PHARMA. Looking back, we’ve made significant progress with each of these product candidates, and with the receipt of an approvable letter for Dacogen injection, we are moving closer to a final FDA approval for this important product for MDS patients.

Additionally, we’re evaluating Dacogen injection in a broad clinical development program, which includes a pivotal program in AML, or acute myeloid leukemia patients. The NDA is being prepared for Saforis for oral mucositis in patients receiving mucotoxic chemotherapy. And ZYC101a is now in a pivotal program for high-grade cervical dysplasia.

With the closing of the Guilford transaction anticipated to occur in the fourth quarter, we intend to build a leading biopharmaceutical company with strong product franchises in both oncology and acute care. Today’s approvable letter for Dacogen injection is an important milestone along the path to achieving this goal.

With that, I’ll open up to questions — or the line to questions. Operator?

QUESTION AND ANSWER

Operator

At this time, I’d like to remind everyone if you’d like to ask a question push star and the number 1 on your telephone keypad. We’ll hold for just a moment to compile the Q&A roster. Your first question comes from the line of Chris Raymond.

Chris Raymond Analyst

Thank you for taking the questions. I guess maybe just ask the real obvious one is would you guys consider or characterize this as a Class 1 response from the agency?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

Chris, the determination of that will be at the time of the FDA receiving what we provide. And then we can share that with everybody. We…we’re obviously working through what all of the analyses will entail. We intend to get it to the agency early in the fourth quarter. And then we’ll let people know how long the agency believes it will take them to review it. And we will be launch-ready upon approval. So that’s really the timing. I can’t be specific at this point.

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FINAL TRANSCRIPT

Sep. 01. 2005 / 5:15PM, MOGN - MGI PHARMA Conference Call

Chris Raymond Analyst

Well, let me just ask a follow-up then. I mean in terms of — reading the regs that the agency has, as the letter of the way they write it, a Class 1 resubmission addresses minor reanalysis or clarifications of previously submitted data. Can one then sort of interpret that you don’t know whether or not it’s minor at this point?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

No, you know, we can have our opinion. But it is really the FDA’s opinion that counts when it comes to this. So I don’t want to speculate as to what they will assess that submission to be when they see it.

Chris Raymond Analyst

Okay. And then can you may be talk a little bit about what the other matters are or other items?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

These are more routine items that you would expect when a product is under review, and it fits right into our timelines for the submission of the primary information, which relates to the transfusion analysis back to the FDA. And then of course, labeling discussions.

Operator

Your next question comes from the line of Geoff Meacham.

Geoff Meacham Analyst

Thanks for taking the question. My question is how, if at all, was the definition of transfusion independence—was it different than the Vidaza finally, or has it changed since the NDA for Dacogen injection was initially submitted?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

I think what I would comment on, there, Geoff, is that transfusion independence is exactly how it sounds — that the patient does not receive the transfusion. So it’s…there’s not a lot of debate as to what that means. The patient does not receive any transfusion, and we’re focused of course on red blood cells and platelets when we say transfusion.

Geoff Meacham Analyst

Okay, but just so — so the next question would be —.

Lonnie Moulder – MGI PHARMA, Inc. – President, CEO

Back to your question, though, you may be seeking more towards the endpoint of response rate. Clearly, this approvable letter confirms that the review of this NDA is based on the overall response rate endpoints. And in the Dacogen injection trial, that was based upon the IWG criteria, and within that, is transfusion independence. The endpoint in the Vidaza trial was a different endpoint. But regardless, transfusion independence is transfusion independence.

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Sep. 01. 2005 / 5:15PM, MOGN - MGI PHARMA Conference Call

Geoff Meacham Analyst

So this doesn’t have anything to do with the durability of transfusion independence, but more with just defining the initial transfusion independence?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

Yes, and when you say durability, durability speaks to the duration of response. So clearly, you have a response, a component of response is transfusion independence. And then you have the duration of response, and one of the measurements in the duration relates to transfusion independence. So I think you have characterized that correctly.

Geoff Meacham Analyst

Okay, and just a final question. Will any of Phase 2 data used in the dosing schedule and the resubmission?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

No, no. This is a response to the data the FDA requested surrounding the package that they reviewed within this NDA. And that is the pivotal trial, the 0007 trial that’s been reported out, and then of course, from a support standpoint, there are two other efficacy trials, the two Phase 2 trials that I think we’ve talked about in the past.

Geoff Meacham Analyst

Okay, thanks a lot.

Operator

Your next question comes from Vinny Jindal.

Vinny Jindal Analyst

Hey, guys, just a couple of quick questions. First is that — acknowledging that the FDA and EMEA have different requirements do you still feel like the information that the FDA has requested are items that the EMEA will also be looking for, and will you proactively provide them with that information?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

The FDA review is completely independent of the EMEA review. So the process with the EMEA involves a series of steps and points for responding to questions. And those are done really in isolation. So these are two different reviews.

Vinny Jindal Analyst

Right, I’m just curious, if the information that the FDA seem to feel is lacking in your application the first time, if that’s information that you feel the EMEA might come back and look for from you? Are you looking to submit that then proactively, or —?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

I wouldn’t necessarily characterize the information as lacking. It’s a analysis that we need to do. So that’s with the FDA. The EMEA — again, I guess I would just comment is a separate process. So we are on that path with the EMEA, and the two really are not related. Obviously, the data set that forms the basis of the NDA is the same, but the process is different. And that’s really all I can say.

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FINAL TRANSCRIPT

Sep. 01. 2005 / 5:15PM, MOGN - MGI PHARMA Conference Call

Vinny Jindal Analyst

Okay, just two more quick questions. The original guidance that I think was given was roughly two months post approval is when you would be looking to launch the drug. Is that consistent with — does that continue to be the guidance?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

I think within two months. As I think most people know that when you receive approval, obviously, there are the steps around labeling and packaging for a commercial product supply. But one of the rate limiters is frequently having an effective training and launch meeting with your commercial organization that utilizes materials that have been approved, reviewed and approved by DDMAC. And so we need to, once the drug is approved using the label, adjust those materials appropriately. Submit them to DDMAC and walk-through having those approved. And then of course produce so that we can have a successful launch training meeting. So that’s what goes behind the timing of being ready to launch somewhere within two months of approval.

Vinny Jindal Analyst

Okay, fair enough. And I apologize if my last question seemed somewhat repetitive.

Operator

Your next question comes from Tom Malley.

Tom Malley Analyst

My question was answered; thank you.

Operator

Your next question comes from Jason Zhang.

Jason Zhang Analyst

Hey thanks. Lonnie, I wanted to understand the requirement a little more. Is it that the FDA would do another analysis of this transfusion requirement? Is the definition of transfusion requirement data that you have to provide, or is the new analysis that you have to do based on what a new criteria that the FDA provides to you, or something else? I just wanted to understand exactly what FDA is asking for and what you have to do.

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

Jason, I guess how I would respond is that we have an analysis of transfusion data. The criteria for transfusion that you are speaking to that there isn’t anything that changes there. A transfusion is pretty clear. It’s whether a patient received red blood cells or platelets. And when they receive them during the course of the trial in the assessment of the patient. So it’s analysis of that data. There are not any unique twists on that, and we just need to complete that and get it back into the agency.

Jason Zhang Analyst

Sorry. I am actually looking at poster that you provided to us at ASCO this year. And there you have a section about transfusion requirements. And you said 39% of Dacogen injection treated become a transfusion independent versus 27 in another arm. I guess that data was not in the original package?

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Sep. 01. 2005 / 5:15PM, MOGN - MGI PHARMA Conference Call

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

Oh, yes, it was. There is data relative to transfusion that’s in the original package. And there is data that we will be analyzing in the coming weeks that would we’ll be submitting. And it all relates to transfusion, which as I mentioned before is clearly the focus, because that is the clinical benefit. But yes, there has been transfusion data already reported on.

Jason Zhang Analyst

And maybe I can — again, you can expand a little bit. Is the data that is not available for other patients, or is the analysis itself that FDA wants to look at again?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

Jason, there really isn’t much to expand on. It is an analysis of the transfusion data in the study that we will be conducting and submitting to the FDA early in the fourth quarter.

Jason Zhang Analyst

Okay, can I ask you another question? Since response is the primary endpoint of the package, and transfusion is one of the components of a response definition, do you have to do reanalysis of the response data?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

That is not what we are doing. We are doing an analysis related to transfusion.

Jason Zhang Analyst

Okay, thank you.

Operator

Again if you’d like to ask a question press star and the number 1 on your telephone key pad. And please limit yourself to one question. Your next question is from Elmer Elrose (ph).

Elmer Piros Analyst

Yes, good afternoon, Lonnie. Thanks for taking the question. Sorry to circle back so many times, but you make it sound so simple, yet we are lost as to what is the difference between the analysis that you have done on the same — the transfusion requirement data, and in how many ways can the same answer — the same question be answered? I think that is what I am getting at? What is the difference between the way you provided the data and the way the FDA would like to see it?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

I think I’ll just try and address this in a broad way. There are a variety of things that were contained in the NDA. There are discussions that have occurred along the way with the FDA, and we do not characterize the specifics of all of that. We haven’t in the past, and I really won’t characterize it more specifically than I have up to this point. So that is really all we have to say about the type of analysis we are going to do. And at some point in the future if that analysis is relevant from a scientific standpoint, it could be part of a publication or a medical meeting presentation. But this is not at all consistent with any other exchange we have with the FDA and the broad and deep data set that’s contained with the NDA that is not yet in the public domain. So I guess I will just leave it at that.

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FINAL TRANSCRIPT

Sep. 01. 2005 / 5:15PM, MOGN - MGI PHARMA Conference Call

Elmer Piros Analyst

Thank you.

Operator

Your next question comes from the line of Eric Ende.

Eric Ende Analyst

The reanalysis that you are talking about — and I know; I don’t want to dwell on this. But are we talking about a specific subgroup of patients that the analysis has not been done, number one? And then number two, is it safe to say that the FDA is fully comfortable at this point with the response rate data that is submitted and the duration of that response?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

I think I can answer the first question, Eric, that the analysis is transfusion data across the entire pivotal trial, the Phase 3 0007 trial. So it’s all patients — that includes responders, non-responders in the Dacogen injection arm, and supportive care. Just an analysis of the transfusion data. And as it relates to response, the FDA hasn’t specifically talked to us about response criteria beyond the transfusion. So I’m not going to speculate here as to how comfortable they are with that, but all our analysis is focused on is the transfusion data at this time.

Operator

Your next question comes from the line of Lucy Lu.

Lucy Lu Analyst

Hi Lonnie—thanks for taking my question. Just one more time, I guess. My understanding is the response is clearly the basis for approval. And obviously the FDA has said the drug is approvable based on that. I am still just wondering, if that is the case, why do they need to do another review of a requested analysis of transfusion requirements?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

I guess I’ll try and answer the question in a different way than I have been answering it, because the question has come in many different ways. This is the basis for the clinical benefit, transfusion dependence. And the FDA has asked us to analyze the transfusion data across the entire study. We are doing that, or we will be doing that in such a way that we can submit this early in the fourth quarter. And that is really all we are going to say about it.

Operator

Your next question comes from the line of Larry Blumberg.

Larry Blumberg Analyst

Hi— In terms of — I am perplexed here; maybe I am just asking the same question everybody else is about the transfusion data. What it is about the way you are — you analyzed it versus the way they want you to analyze it? That question may already have been answered, but I am — you are just not going to answer that, right, Lonnie?

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FINAL TRANSCRIPT

Sep. 01. 2005 / 5:15PM, MOGN - MGI PHARMA Conference Call

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

I don’t think that we’re going into all those details just as we don’t on all the other dialogues that occur with the FDA since the submission of the NDA. It’s an analysis that I think we have laid out the timing on. And once that submission is made and we understand what the FDA’s review time will be, then we’ll communicate that.

Larry Blumberg Analyst

And the certain other information you refer to in the press release — I think you addressed that as well?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

I think I characterized that as information that fits within the same time frame, and the type of information that routinely is part of a NDA review, but it is not the primary emphasis of this response back to the FDA.

Operator

Your next question comes from Philip Gross.

Philip Gross Analyst

Lonnie, for the 15th different direction way to ask the question, I think what we are worried about — what is the problem — you have talked about clinical benefits for a long time in assessing this application. Is there a probability here that this resubmission of data will somehow flip the switch in the eyes of the FDA in terms of their conclusion related to clinical benefit? Is it that type of analysis that is splitting hairs between 27% and 37% and how you defined it, or is it more sort of, we want to get as deep into the data as we can get it? And the second — just a real quick question is could you talk a little bit about your prelaunch spending plans and how this modifies that, if at all, through now and the end of the year?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

I think, Phil, I’ve said pretty much what I am going to say about the data analysis. In a broad way, it is confirmatory data of the transfusion — the transfusions across the entire patient population. And clearly, the transfusion independence that’s a component of responses. And we’re confident in our overall data set. And we will finish up the analysis, and as I said get it in early in the fourth quarter. And as far as launch spending, we are not going to be offering that. We need to be prepared to launch this drug when approval comes. And we believe that the data set that we submit will be — what it is going to take for an approval. And we’ll need to be ready as I said in less than two months after approval to launch the drug. So I don’t see any real change in spending.

Philip Gross, Analyst

If we just look at transfusions was that statistically significant between the two arms in the 0007 arm, if we just look at the transfusion independence, or the number, or the end of study transfusion dependence, for example? Was that statistically significant on just that parameter?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

You know, Phil, the primary endpoint is an overall response. The overall response was statistically significant at a P value of 0.001. Within overall response, of course, the clinical benefit is transfusion independence. But if you go down and then look at what was the difference in transfusion independence and access that, I do not have those numbers off the top of my head. But that is not how it is being looked at. It is being looked primary endpoint is response, the clinical benefit under that, and the data we will be submitting relates to transfusion.

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FINAL TRANSCRIPT

Sep. 01. 2005 / 5:15PM, MOGN - MGI PHARMA Conference Call

Operator

Your next question comes from Vinay Thapar.

Vinay Thapar Analyst

Hi Lonnie. Just a quick question for you. Are you going to be submitting any data from the ongoing Phase 2 alternative dosing study with this?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

No, that is not a component of this review.

Operator

Your next question comes from Howard Liang.

Howard Liang Analyst

Thanks guys. Just for a quick clarification, the transfusion requirement is it the percentage of patients who are transfusion independent prior to treatment — these patients becoming transfusion independent or the other way around — the percent of patients who were transfusion dependent — or independent becoming transfusion dependent?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

There are a variety of ways to assess this. But clearly, what most people would look at is first of all a baseline, if a patient is dependent do they become independent? And then if patients are independent of baseline, do they remain independent? So that is one way to try and assess transfusion independence. Clearly, the patients that have a response, whether that is CR or PR, inherently in the IWG criteria are transfusion independence. And then obviously, they are tracked over time as to the duration of that response, which is tied into the duration of transfusion independence. So that’s really how one would look at all of this data.

Howard Liang Analyst

Did you already submit the transfusion data on both red blood cells and platelet requirements?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

If you can imagine this, Howard, that all that data is generated from the study, and then that flows into a study report. The study report is a component. And then obviously, it flows into the integrated Summary of Advocacy, and that is an important component of the NDA. So there is clearly transfusion data in the NDA, and now, we will be doing this analysis of transfusion data across the entire study, and then submitting that.

Operator

Your next question comes from Ron Ellis.

Ron Ellis Analyst

Hi—thanks for taking the question. Lonnie, you’ve been mentioning that the transfusion data will be across the entire patient population or across the entire study. Does that give you a sense that you’ll receive a broad label in the end for all subtypes of MDS?

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FINAL TRANSCRIPT

Sep. 01. 2005 / 5:15PM, MOGN - MGI PHARMA Conference Call

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

Yeah, I think that’s a separate question. We know, if you look at the efficacy support for this NDA, which were includes the Phase 2 0007 study and then the two Phase 2 trials that responses were observed across all FAB types, and then clearly across all IPSS subgroups. So I think that’s already been put out there in medical venues, and that is a component of the NDA.

Operator

Your next question comes from David Sand.

David Sand Analyst

Hi Lonnie. For the 21st time — it is a stupid question — can you actually have become transfusion independent and yet not be counted as a response? Is that the confusion that’s kind of possibly going on here that maybe they want — you submitted your analysis based on response rate, obviously, while those people became independent. But maybe there are other people who also have some degree of independence for some period of time that were not in the response rate number? Is that the issue here?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

It is a good clarification that you are putting forward here. Clearly, there are other aspects of determining if a patient has responded, which involves cell counts, blast counts. Those are derived from bone marrow and peripheral blood analysis. So that is another component of a response. We are just focused now on transfusion. That is what this analysis relates to.

David Sand Analyst

Okay, but is there in fact a group of people who didn’t — aren’t counted as a response, but in fact, became transfusion independent?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

Yes, that is correct. Those patients may not be considered a CR or PR, but in these types of trials with different agents can be determined to have clinical benefit, correct. And that’s relevant from a clinical perspective.

David Sand Analyst

Okay. And I think on that FDA paper, that is one thing they did look at Vidaza, looking as a measure of benefits on — I don’t know, am I way off in thinking maybe that is part of the analysis — an additional analysis here?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

No, I think that might be trying to read into it too much. The primary endpoint is response rate, and then within that it is transfusion independence that is the clinical benefit. And that is the key thing to focus on here.

David Sand Analyst

Okay. And is it clear, by the way, that the response rate would in fact give you a full approval, not an accelerated approval?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

Yes, because the component of a response — that is transfusion independence is deemed a clinical benefit, then that would lead, as we see it, to full approval.

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FINAL TRANSCRIPT

Sep. 01. 2005 / 5:15PM, MOGN - MGI PHARMA Conference Call

David Sand Analyst

Okay. And I don’t think I can — can I answer it one way or another? You haven’t actually started labeling negotiation yet, right? You are already seeing talks about of course a potential completion agreement —.

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

That again is one of those details that we just don’t get into, because it is always open to interpretation as to what a labeling negotiation may or may not mean to one person or another. So I just will not be addressing that. But clearly, we need to have a finalized discussion of labeling occur after the submission of the request to the FDA.

Operator

Your next question comes from the line of John Orrico.

John Orrico Analyst

Yeah, hi, thank you. All of my questions have been answered. I am — just wanted to ask you one question regarding the Guilford transaction. Shareholders of Guilford have scheduled a vote for the 29th of this month. How long after that will it take for you to close that transaction? And what other conditions beyond that shareholder vote are there?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

Really, that takes care of all the conditions, because we have received clearance on the registration statement because of the shares that we will be using. So there will not be a review of the S-4 that was filed. And the HSR waiting period expired at midnight last night. So the final step really is the affirmative shareholder vote of the Guilford shareholders, and then we can close shortly thereafter.

Operator

Your next question comes from the line of Michael Tagglich....Mr. Tagglich your line is open.

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

Next question.

Operator

Your next question comes from the line of Farbia Ghodsian.

Farbia Ghodsian Analyst

Yes, thank you for the call. A few questions again on transfusion. One is that, it is only red blood cell, or is it also platelets?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

Yes, as I had described before, transfusion relates to platelets and red blood cells.

Farbia Ghodsian Analyst

Because I believe on the platelet front, we did not have the information at ASCO, am I correct, regarding the patients that are platelet transfusion dependent at the end of this study?

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FINAL TRANSCRIPT

Sep. 01. 2005 / 5:15PM, MOGN - MGI PHARMA Conference Call

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

I don’t recall specifically what was presented at ASCO relative to platelets. But clearly, any of the data on responders, if they were responding, they were platelet and RBC independent.

Farbia Ghodsian Analyst

Okay, maybe I will check with you later on that, because — would you have the information, because for red blood cells, we have 39% versus 27%. Would you have been that information for platelets?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

If it has been presented at a medical meeting, we would be happy to share that with you. So we’ll take a look.

Farbia Ghodsian Analyst

Okay, thank you. And then also again, going back to the previous question, was also 39% versus 27%, do you have the P value for that?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

No, I don’t sitting here. But again, it is the P value of responders in the Dacogen injection arm versus the supportive care arm, which happened to be zero. That is the primary endpoint that’s being assessed. The transfusion independence is a portion of that, and that is the clinical benefit. So generating P values on the transfusion independence between the two arms is not really the path you go down to access this.

Farbia Ghodsian Analyst

Right, yes, the question has been (indiscernible) what the FDA is looking for, is that is the main focus? Are they trying to get rid of the transfusion was a statistically significant difference?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

I hear what you are saying, but that is just not the type of analysis that you do here. That is clearly a response rate analysis of the primary endpoint. And we’re just — we are doing an analysis around the transfusion, which as you know, is a component.

Farbia Ghodsian Analyst

Okay. And just one last question. Again, you mentioned that the transfusion data that they are analyzing is across all groups. Is it — are they also looking specifically to see whether the non-responders who became transfusion independent is different between the two arms? Is that the type of analysis also they are doing? Because on the responders, of course, everybody who responded has to become transfusion independent. But on the non-responders, are they looking at that specifically?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

Well, we are doing the analysis, and we’ll submit it. The FDA is not doing the analysis; we are. And the analysis involves looking at transfusions across all patients. Clearly, what’s important here is we have responders, and the responders need to be, as we have described before, statistically significant — the greater in the Dacogen injection arm versus the supportive care arm that is the case. And now, we are doing an analysis around transfusions at the agency of that. So I guess that is all I am going to say about it. There is not —.

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FINAL TRANSCRIPT

Sep. 01. 2005 / 5:15PM, MOGN - MGI PHARMA Conference Call

Farbia Ghodsian Analyst

Right, just by deduction, when you look at the nonresponders, it seems like it goes the other way around — there is a higher percentage in the control arm.

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

I think you are cutting data in an attempt to do an analysis that really is not relevant as to what we’re attempting to do here, to respond to the FDA’s question. I will just leave it at that.

Operator

Your next question comes from Michael Meyers.

Michael Myer Analyst

Yeah, hi Lonnie. I think the last two questions gets to the heart of my question. I think there is sufficient ambiguity around the definition of transfusion dependence and independence now. But this question has come up time and again on this call. Is the FDA asking you, or will you analyze time to red blood cells and platelet recovery, both — not or, but both? And does that become an analysis they want to see as opposed to simply the clinical benefit of independence?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

Well, that is always a component. So it is not at an isolated point in time that a patient did not meet an RBC or platelet transfusion, it over the time that encompasses that patient’s participation in the trial, how long that they did not require transfusion. And that you know is inherently also in the responses and the duration of responses that we have already characterized in the published literature. So I think the confusion is that people are looking for more details on the analysis, and we are just not going beyond what we are saying here.

Michael Myer Analyst

Fair enough. Just one policy and politics question, which is obviously difficult for you to answer, and I am going to ask it anyway. Do you think that part of what is at stake here is some of the recent issues that we have seen around other drugs, and some of the confirmation hearings recently, and just everything that is in the popular press now — does that have a role to play here, do you think?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

No, you could step back and look at the — sort of the macro regulatory environment, and then tie in — overlay the review of a single product with that. And I don’t believe that’s at all the case. This is a review relative to do this unique NDA submission. And I do not see anything beyond the science and the clinical benefit that the FDA is discussing and coming to this approvable letter and this request for this information. So I don’t draw a connection at all.

Michael Myer Analyst

Okay, and last question, Lonnie. Thanks for answering three. They are not requesting additional clinical data or clinical trials — is that correct?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

Well, I think it is the latter. Obviously, the former — yes this is clinical data. But no, we are not conducting additional clinical trials. This all relates to the completed Phase 3 pivotal trial, the 0007 trial. So no additional clinical trial work is being done relative to this approvable letter.

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FINAL TRANSCRIPT

Sep. 01. 2005 / 5:15PM, MOGN - MGI PHARMA Conference Call

Operator

Your next question comes from the line of Wyell Blazumski .

Wyell Blazumski Analyst

Thank you; my question was just addressed.

Operator

Your next question comes from the line of Yaron Werber.

Yaron Werber Analyst

Yeah, hi Lonnie. Can you just perhaps confirm, did the FDA’s analysis of your data, did that confirm your findings on the primary endpoint of overall response with the same P value?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

I guess you are asking has the FDA reanalyzed our data and come up with the same answer? That is not really what they — that is not a component of the review. So I am not sure how to answer that.

Yaron Werber Analyst

I guess maybe I guess let me try in another way. Did the FDA agree with your conclusion that you have met the primary endpoint of (indiscernible) in a significant manner?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

Well, the data relative to objective response rate, which is statistically significant, is what led to the approvable letter. So what we need to do is this analysis around transfusions that they have requested. But the — clearly, this is an approvable letter because the product is approvable once we submit this data.

Yaron Werber Analyst

And the reanalysis related to transfusion that you’re going to perform, can that in any way change your P values for the primary endpoint, based on whenever information you gather?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

Is it possible? What you are asking is, is it possible that the transfusion data analysis as a — since that is a subgroup of responses, could it change the responses? I cannot rule that out, although we are quite confident in the data.

Yaron Werber Analyst

Okay, I don’t want to put words in your mouth, but in the past, I think I have gotten the sense that you are expecting that this application will be approved. Are you confident that, based on the reanalysis this is going to be an approvable application?

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FINAL TRANSCRIPT

Sep. 01. 2005 / 5:15PM, MOGN - MGI PHARMA Conference Call

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

Well, this analysis is not completed, first of all. But I think we are preparing here to launch this product. And we are making the appropriate investment, and are putting the plans in place, awaiting approval after the submission of the data. So that is all I will say on that. Let’s go with another two questions, and then we can wrap up. Operator?

Operator

Your next question—your final question comes from Mike Paglich.

Mike Paglich Analyst

I just want to first of all congratulate you for the almost success, and this almost becoming a great deal. I know it is great work so far, and I am not so sure that the market really understands this what this means, but I do. When you deliver this additional data to the market, are you planning to announce that?

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

We would typically announce when we make a submission to the agency. We haven’t done that as part of an approvable letter, so we don’t have a pattern there. I think that is a good question. But I think at a minimum, when the FDA let’s us know what the time horizon is for the review, we will let everyone know.

Mike Paglich Analyst

Do you have any idea about how long they are going to take a look at the information? I know they could look at it forever if they wanted to.

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

There is a variety of scenarios here. And I do not want to speculate, Mike.

Mike Paglich Analyst

Okay, well congratulation so far on moving this drug forward. It is going to save a lot of lives.

Lonnie Moulder - MGI PHARMA, Inc. - President, CEO

Well, thank you everyone. We are really pleased, both at SuperGen and MGI PHARMA to share this exciting news with you this afternoon. And we look forward to continuing to update you on our progress. And I want to think again the MGI PHARMA team, and especially the SuperGen team — Jim, all that your team has done to get us where we are. And we look forward to working with you to conclude this process. Have a good evening, everyone.

Operator

This concludes today’s conference call. You may now disconnect.

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FINAL TRANSCRIPT

Sep. 01. 2005 / 5:15PM, MOGN - MGI PHARMA Conference Call

Important Additional Information

Pursuant to a definitive Agreement and Plan of Merger, dated July 20, 2005 (the “Merger Agreement”) by and among MGI PHARMA, Granite Acquisition, Inc. (“Merger Sub”), a wholly owned subsidiary of MGI PHARMA, and Guilford Pharmaceuticals, Inc. (“Guilford”), upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will be merged with and into Guilford, with Guilford continuing as the surviving corporation as a wholly-owned subsidiary of MGI PHARMA (the “Merger”).

In connection with the Merger, MGI PHARMA filed with the SEC a registration statement on Form S-4 containing a Proxy Statement/Prospectus. Investors are urged to read the registration statement, the Proxy Statement/Prospectus and all other relevant documents filed or to be filed with the SEC because they contain important information about MGI PHARMA, Guilford and the Merger. The final Proxy Statement/Prospectus has been mailed to Guilford stockholders. Guilford stockholders are able to obtain the registration statement, the Proxy Statement/Prospectus and any other relevant filed documents for free at the SEC’s website (www.sec.gov). These documents can also be obtained for free from MGI by directing a request to MGI PHARMA Investor Relations at 952-346-4700.

Participants in Solicitation

MGI PHARMA, Guilford, and their directors and officers may be deemed to be participants in the solicitation of proxies from Guilford stockholders in respect of the Merger. Information regarding MGI PHARMA’s participants is available in MGI PHARMA’s Annual Report on Form 10-K for the year ended December 31, 2004 and its proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Information regarding Guilford’s participants is available in Guilford’s Annual Report on Form 10-K for the year ended December 31, 2004 and the proxy statement for its 2005 Annual Meeting of Stockholders, which are filed with the SEC. Additional information regarding interests of such participants will be included in the registration statement containing the Proxy Statement/Prospectus that has been filed with the SEC.

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